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                                          Revised S&C Draft of November 17, 2000


                                                                       EXHIBIT 5

November [-], 2000

American International Group, Inc.
70 Pine Street
New York, New York 10270

Ladies and Gentlemen:

In reference to the Post-Effective Amendment No. 1 to Form S-4 on Form S-8 of American International Group, Inc. (hereinafter the "Company") which is being filed with the Securities and Exchange Commission in connection with the registration of participation interests (the "Participation Interests") to be offered under the HSB Group, Inc. Employees' Thrift Incentive Plan (the "Plan"), you have asked my opinion on the validity of the issuance of the Participation Interests being registered.

In rendering this opinion, I, or attorneys under my supervision, have examined the Plan, and such other corporate records, certificates and other documents, and such questions of law, which I deem necessary under the circumstances.

Based on the foregoing, I am of the opinion that the Participation Interests, when issued pursuant to the Plan, will be duly and validly issued, fully-paid and non-assessable.

The foregoing opinion is limited to the Federal Laws of the United States and the laws of the State of Connecticut, and I am expressing no opinion as to the effect of the laws of any other jurisdiction.

I hereby consent to the inclusion in said Post-Effective Amendment of this opinion as an exhibit thereto. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Sincerely yours,


/s/ ROBERTA A. O'BRIEN
Roberta A. O'Brien
Deputy General Counsel
HSB Group, Inc.